SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

North State Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

662585 10 8 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 662585108

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). Fred J. Smith, Jr.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 338,509 6. Shared Voting Power 7,260 7. Sole Dispositive Power 338,509 8. Shared Dispositive Power 7,260

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 345,769

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 18.62%

12.	Type of Reporting Person IN

Item 1(a)  Name of Issuer

 North State Bancorp

Item 1(b)  Address of Issuer’s Principal Executive Offices

 6200 Falls of Neuse Road, Raleigh, North Carolina 27609

Item 2(a)   Name of Person Filing

  Fred J. Smith, Jr.

Item 2(b)   Address of Principal Business Office, or if none, Residence

  400 Riverwood Drive, Clayton, North Carolina 27520

Item 2(c)   Citizenship

  United States

Item 2(d)   Title of Class of Securities

  Common Stock

Item 2(e)   CUSIP Number

  662585 10 8

Item 3.       Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.     Ownership

(a)	Amount beneficially owned:

At December 31, 2002, Mr. Smith beneficially owned an aggregate of 345,769 shares of the Issuer’s common stock which includes: 258,105 shares held of record by Mr. Smith; options to purchase 13,314 shares of the Issuer’s common stock that were exercisable by Mr. Smith within 60 days of December 31, 2002; 67,090 shares held of record by Mr. Smith’s company; and 7,260 shares held of record by Mr. Smith’s wife and dependent child.

(b)	Percent of class:

18.62%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 338,509

(ii) Shared power to vote or to direct the vote: 7,260

(iii) Sole power to dispose or to direct the disposition of: 338,509

(iv) Shared power to dispose or to direct the disposition of: 7,260

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent

Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003

Date

/s/ Fred J. Smith, Jr.
Signature

Fred J. Smith, Jr.
Name/Title

5